SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of January 24, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

KLM APPOINTS NEW SVP & AREA MANAGER — WESTERN EUROPE
KLM TO INCREASE “9-11 SURCHARGE” BY USD 3
KLM GROUP REPORTS OPERATING LOSS FOR THE THIRD QUARTER, ENDED DECEMBER 31, 2002 OF EUR 63 MILLION
FINANCIAL PERFORMANCE — KLM GROUP REVENUES
COMMERCIAL AND OPERATIONAL PERFORMANCE OF KLM GROUP’S BUSINESSES
OTHER DEVELOPMENTS
OUTLOOK
UPCOMING EVENTS
KEY FINANCIAL DATA
CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED STATEMENT OF CASH FLOWS
CONSOLIDATED BALANCE SHEET
CHANGES IN STOCKHOLDERS’ EQUITY
NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS
AIRLINE OPERATING DATA
SUMMARY STATISTICS
SIGNATURES

03/004

Onno van den Brink Appointed President & CEO of Transavia airlines

KLM APPOINTS NEW SVP & AREA MANAGER — WESTERN EUROPE

     AMSTELVEEN, January 9, 2003 — KLM Royal Dutch Airlines has appointed Erik F. Varwijk (41) Senior Vice President & Area Manager — Western Europe effective January 16, 2003. He will succeed Onno P.M. van den Brink, who has been appointed President & CEO of Transavia airlines.

     Until January 1, 2003, Mr. Varwijk was stationed in Singapore as Vice President & Area Manager — Asia Pacific. He joined KLM in 1989, after graduating in business economics. Since then he has held various operational and commercial posts at KLM. This new posting will place him at the head of the passenger marketing and sales organization for the Benelux, United Kingdom and Ireland. Mr. Varwijk will report directly to Paul S.M. Gregorowitsch, Executive Vice President — Commercial.

     Effective January 1, 2003, E.J. (Boet) Kreiken (44) succeeded Mr. Varwijk as Vice President & Area Manager — Asia Pacific. Mr. Kreiken previously headed the Pricing & Revenue Management department of the Commercial division at Passenger Business. Mr. Kreiken, a business administration graduate, joined KLM in 1985. He has held a series of positions at KLM, including several commercial posts outside the Netherlands. Mr. Kreiken will be posted in the Netherlands.

     The department of Pricing & Revenue Management will be under interim management for the time being.

AMS/DR/JCH/rdn

03/005

KLM TO INCREASE “9-11 SURCHARGE” BY USD 3

     AMSTELVEEN, January 13, 2003 — KLM Royal Dutch Airlines will increase the special insurance and security surcharge on tickets by USD 3 effective February 1, 2003. This brings the total surcharge per coupon to USD 8 or the equivalent in local currency. The initial surcharge, implemented in the fall of 2001, did not provide sufficient coverage for the structural increase in insu-rance and security costs.

     In the Dutch market, the initial USD 5 surcharge was incorporated into the ticket price. The current increase will be separately stipulated on the coupon as a EUR 3 surcharge.

     Insurance premiums have increased substantially since the 9-11 attacks, and airlines and airports have maintained the tighter security measures that were subsequently implemented. Over the past year, KLM has also invested extensively in extra security personnel and measures, on board as well as on the ground. KLM has also started the phased installation of new, high-security cockpit doors.

     Airports around the world have also implemented new security measures, such as the screening of baggage, which also affects KLM operations and raises costs. KLM expects that that the costs involved in the total security package will be structural.

For further information, please contact:
KLM Media Relations, Youssef Eddini, +31 (0)20 649 4545.

AMS/AR/YE/rdn

KLM GROUP REPORTS OPERATING LOSS FOR THE THIRD QUARTER, ENDED
DECEMBER 31, 2002 OF EUR 63 MILLION

     AMSTELVEEN, THE NETHERLANDS, JANUARY 23, 2003 — KLM Group today reports an Operating Loss of EUR 63 million for the Third Quarter, ended December 31, 2002, compared to an operating loss of EUR 76 million last year. The Net Loss amounts to EUR 66 million or EUR 1.41 per common share, compared to a net loss of EUR 94 million, or EUR 2.02 per common share last year. The effects of the Alitalia arbitration award have not been accounted for in the Third Quarter.

     This year’s Third Quarter operating income was negatively affected by an additional EUR 8 million depreciation charge on KLM’s Boeing 747-300 fleet. Last year’s operating income included the government compensation of EUR 27 million for the damages incurred following the closure of US airspace between September 11 and 14, 2001. Excluding these effects, KLM’s operating income in the Third Quarter improved by approximately EUR 50 million compared to last year.

     During the quarter ended December 2002, the airline industry was adversely affected by a continuing weak global economy and geo-political instability. The global economy has not shown signs of recovery and the geo-political instability in certain regions in the world also had a negative impact on demand.

     The impact of these developments became increasingly visible in KLM Group’s Third Quarter performance. As a consequence, traffic volumes and yields were lower than expected, despite the fact that they compare favorably to the corresponding period last year.

     Leo van Wijk, President and CEO of KLM, said: “In the Third Quarter, we experienced a declining trend in demand, which has put pressure on our traffic and yields. As we expect this pressure to continue in the last quarter of our fiscal year, we are adjusting our capacity and network plans for the remainder of the fiscal year as well as for the summer of 2003, and further increase our focus on cost management.”

     Operating Income for the nine-month period ended December 31, 2002 was EUR 119 million, which compares to an Operating Income of EUR 30 million in the corresponding period last year. Net income for this period amounts to EUR 31 million, or EUR 0.64 per common share, and compares to a net loss of EUR 48 million, or EUR 1.06 per common share last year.

FINANCIAL PERFORMANCE

KLM GROUP REVENUES

     KLM Group revenues for the Third Quarter increased to EUR 1,576 million, which is a 7 percent increase compared to the corresponding period last year. Group revenues were 10 percent below the level of 2000.

     During the Third Quarter, overall traffic increased by 9 percent compared to the same period last year, and was 1 percent below the 2000 level with no capacity growth. With overall capacity this year up 7 percent on last year, overall load factor improved by 2.0 percentage points to 77.9 percent.

     KLM airline manageable unit revenues per ATK (excluding currency effects) increased by 2 percent, being the result of a flat year-on-year overall manageable yield development and an improved year-on-year overall load factor.

KLM GROUP OPERATING EXPENSES

     Group operating expenses increased by EUR 91 million (6 percent) to EUR 1,639 million. KLM airline manageable unit costs (excluding currency and fuel price effects) increased by 2 percent compared to the corresponding period. Including these effects, unit costs were down 1 percent on last year.

Fuel cost development

     Fuel costs remained flat year-on-year. The negative effects of higher jet fuel prices and volumes were offset by a positive effect of the lower USD exchange rate.

Salaries and benefits

     Salaries and benefits increased by 10 percent. This increase is mainly the effect of general wage increases (amongst others due to the newly concluded collective labour agreement), lower surplus refunds from KLM’s pension funds and additional costs for pre-pension arrangements.

FINANCIAL INCOME AND EXPENSE

     Financial Income and Expense is EUR 4 million higher than last year, due to higher net interest charges.

RESULTS OF HOLDINGS

     Results of Holdings were positively influenced by a year-on-year improvement of Martinair’s results.

CASH FLOW AND FINANCIAL POSITION

Cash flow and cash position

     Third Quarter’s cash flow from operating activities amounted to EUR 115 million. Investing activities, mainly related to advance payments on previously announced fleet purchases, amounted to EUR 107 million. As a result, free cash flow in the Third Quarter amounted to EUR 8 million.

     KLM’s overall liquidity position remains robust at EUR 1,269 million as at December 31, 2002. Of this amount EUR 951 million are Cash and EUR 318 million relate to Triple A bonds and long term deposits.

Financial position

     During the first nine months of Fiscal Year 2002/03, KLM’s net-debt position increased by EUR 14 million to EUR 2,622 million at December 31, 2002. Group equity decreased by EUR 48 million to EUR 1,944 million. KLM’s financial gearing (net-debt as a percentage of group equity) developed in line with our expectations from 131 percent at March 31, 2002 to 135 percent at December 31, 2002.

COMMERCIAL AND OPERATIONAL PERFORMANCE OF KLM GROUP’S BUSINESSES

Passenger Business

     Passenger traffic (measured in RPKs) in the Third Quarter increased by 15 percent. Passenger capacity (measured in ASKs) rose 9 percent on last year, whilst load factor improved by 3.6 percentage points to 77.2 percent. Despite improvements in comparison to last year, traffic volumes stayed below expectations.

     Changing market circumstances during the Third Quarter put increased pressure on yields and traffic. Passenger yields in the three months to December 2002 declined 7 percent in comparison to last year. Excluding currency effects, manageable passenger yields were 4 percent lower, due to a negative tariff mix and a negative class mix. The decline in yields was most pronounced on European routes. Passenger traffic revenues amounted to EUR 1,011 million in the Third Quarter, an increase of 7 percent compared to the corresponding period.

     On the North Atlantic routes, the KLM and Northwest joint venture traffic was up 22 percent on last year. Joint capacity increased 15 percent on last year, whilst the load factor improved by 4.8 percentage points to 78.4 percent. Both traffic and capacity remained below the 2000 levels.

     KLM maintained its position as the highest ranked amongst the major hub-and-spoke carriers in Europe with respect to arrival punctuality. Arrival punctuality stood at 84 percent in the Third Quarter, despite the delays due to bad weather conditions in Western Europe in October and November.

Cargo business

     KLM Cargo’s operating revenues of EUR 272 million in the Third Quarter were at the same level as last year. Cargo traffic (measured in RFTKs) increased by 3 percent, whilst cargo capacity (measured in ATFKs) also increased by 3 percent. As a result, the cargo load factor was flat year-on-year at 72.7 percent. Notably in December, cargo traffic was below expectations, reporting zero growth compared to last year. In this month, traffic outbound particularly from Asia and the USA was lower than expected. Traffic out of Europe remained stable. In the quarter, cargo yields were 3 percent below last year. Manageable cargo yields (excluding currency effects), however, increased by 1 percent.

Engineering & Maintenance business

     KLM Engineering & Maintenance revenues increased by 3 percent to EUR 227 million. A decrease in revenues attributable to KLM business was offset by an increase in third-party business, mainly due to additional engine shop visits. Furthermore, supply chain management initiatives contributed to a positive development in Engineering & Maintenance’s capital employed.

Leisure and Low Cost businesses

     Against a background of a stable Dutch leisure market in the Third Quarter, Transavia’s volumes in both charter and BASIQ AIR operations increased compared to last year. Transavia experienced slight yield pressure, which was more than offset by higher volumes. Transavia was able to maintain its market share in the Dutch leisure market.

     In the Third Quarter, trading conditions in the low cost market, especially on the UK — Germany routes, were very competitive. A combination of unprecedented capacity growth and promotional fare campaigns from both the established low cost carriers and new entrants put pressure on yields and load factors.

     During the quarter, buzz increased its network capacity (measured in sectors flown) by 33 percent compared to the corresponding period. As a result of the competitive market conditions, buzz’s increase in passenger numbers stayed below expectations.

OTHER DEVELOPMENTS

Capacity and network adjustments

     Given the unfavorable market developments in the Third Quarter, KLM Group has been reviewing its capacity and network. The result is that for the remainder of the winter season (ending March 30, 2003) the capacity equivalent of one Boeing 747-300 and a few commuter aircraft will be grounded from February 1, 2003.

     The capacity and network planning for the summer of 2003 is currently being reviewed. Details on KLM’s 2003 summer schedule will be announced in due course.

Alitalia arbitration

     KLM Group is currently discussing the settlement of the arbitration award with Alitalia. The outcome of this discussion could have an impact on the accounting treatment of the settlement. The impact of the settlement, which will be reflected in the Fourth Quarter of the current fiscal year, has a potential maximum impact on net income of EUR 180 million and a cash effect of maximum EUR 175 million. Any impact on net income will be treated as an extraordinary item.

Aircraft financing

     During the Third Quarter, KLM Group has negotiated a sale-and-lease-back transaction on three Boeing 737-900s, which closed early January 2003. Additionally in early January, the sale-and-lease-back transactions on two MD11s, which are part of phase 1 of KLM’s fleet renewal program, were finalized, further reducing the residual value risk on KLM’s fleet. KLM Group has also mandated the financing of two Boeing 747-400ER freighters, of which the first is due to be delivered in March 2003. These transactions, which are part of KLM Group’s regular financing program, emphasize the Group’s ability to attract financing even in difficult circumstances.

OUTLOOK

     As the operating environment in the fourth quarter of the current fiscal year (January through March 2003) will remain difficult, it is unlikely that a positive operating income for the fiscal year ending March 31, 2003 will be achievable.

This report is unaudited.

Amstelveen, January 23, 2003	The Board of Managing Directors

UPCOMING EVENTS

Media Conference Call on Third Quarter Results

     A Conference Call for financial media will be held on Thursday, January 23, 2003 at 09.00 hours a.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will also be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under the link multimedia presentations.

Analyst Conference Call on Third Quarter Results

     A Conference Call for investors and analysts will be held on Thursday, January 23, 2003 at 02:30 hours p.m. CET. Rob Ruijter, Managing Director and Chief Financial Officer will host the call. The call will be accessible via live audio webcast on the KLM Investor Relations web site at http://investorrelations.klm.com, under the link multimedia presentations.

SAFE HARBOR CLAUSE

Statements in this news release contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Act of 1934, as amended, which are based on current expectations, estimates, forecasts and projections about future events. All forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict, and actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Such risks and uncertainties include, among others, the future level of air travel demand, the Company’s future load factors and yields, the many effects on the Company and the airline industry from the terrorist attacks on the United States on September 11, 2001, including the adverse impact on general economic conditions, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the price and availability of jet fuel and the possibility of additional terrorist activity or the fear of such activity. For additional information regarding factors that may affect future results, please see the Company’s filings with the United States Securities and Exchange Commission. These documents will be filed at the end of June 2003 and include, but are not limited to, the Company’s Form 20-F for the year ended March 31, 2003. We undertake no obligation to update any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

NOTE TO THE EDITORS: Financial and Statistical Data can be found at <<http://investorrelations.klm.com>>.
For more information, contact Investor Relations at 31 20 649 3099, or Media Relations at 31 20 649 4545

For photography: www.presslink.nl/klm

KEY FINANCIAL DATA

	Three months ended		Nine months ended
	December 31		December 31

	2002	2001	2002	2001

	(in millions of euros)
Operating revenues	1,576	1,472	5,108	5,041
Operating expenses before depreciation and long term rentals	1,466	1,371	4,471	4,464

EBITDAR	110	101	637	577
Depreciation and long term rentals	173	177	518	547

Operating income	(63)	(76)	119	30
EBITDAR as a % of operating revenues	7.0	6.9	12.4	11.4
Operating income as a % of operating revenues	(4.0)	(5.2)	2.3	0.6
Pretax income	(94)	(128)	47	(68)
Net income	(66)	(94)	31	(48)
Per common share (EPS)*	(1.41)	(2.02)	0.64	(1.06)
Cash flow from operating activities	115	123	569	526
Cash flow from investing activities	(107)	(41)	(511)	(163)
Free cash flow	8	82	58	363
Interest coverage ratio	(0.9)	(3.4)	1.6	0.3
Number of Staff KLM Group**
— permanent	31,768	31,468	31,627	31,560
— temporary	1,389	1,678	1,475	1,837
— agency staff	1,693	1,448	1,614	1,811

	34,850	34,594	34,716	35,208

	December 31,	March 31,
	2002	2002

Stockholders’ equity (in millions of euros)	1,943	1,992
Per common share*	41.53	42.61
Average number of common shares outstanding (fully diluted)	46,809,699	46,809,699
Net debt-to-equity ratio (%)	135	131
Cash Position
Cash and marketable securities	951	1,029
Triple A bonds and long term deposits	318	354

	1,269	1,383

*	After taking other rights to a share in net income and equity into account

**	Average full-time equivalents

CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended		Nine months ended
	December 31		December 31

	2002	2001	2002	2001

	(in millions of euros)
Operating revenues	1,576	1,472	5,108	5,041
Operating expenses	1,639	1,548	4,989	5,011

Operating income	(63)	(76)	119	30

Financial income and expense	(33)	(29)	(80)	(95)
Results on sale of assets	(1)	—	(3)	11
Results of holdings	—	(10)	6	(24)
Results on sale of holdings	3	(13)	5	10

Pretax income	(94)	(128)	47	(68)
Taxes	28	34	(16)	20

Net income	(66)	(94)	31	(48)

Attributable to preferred stock dividends	—	—	1	1
Attributable to common stockholders	(66)	(94)	30	(49)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended		Nine months ended
	December 31		December 31

	2002	2001	2002	2001

	(in millions of euros)
Net income	(66)	(94)	31	(48)
Depreciation	123	119	365	355
Changes in provisions	(14)	(39)	28	(34)
Changes in operating working capital	86	121	179	254
Results of holdings	—	10	(6)	24
Results on sale of holdings	(3)	13	(5)	(10)
Other changes	(11)	(7)	(23)	(15)

Cash flow from operating activities	115	123	569	526

Net capital expenditures on intangible fixed assets	(4)	—	(20)	(5)
Net capital expenditures on tangible fixed assets	(82)	(117)	(457)	(299)
Net capital changes in holdings	(21)	76	(34)	141

Cash flow from investing activities	(107)	(41)	(511)	(163)

Free cash flow	8	82	58	363
Cash flow from financing activities	(15)	(53)	(136)	(80)

Changes in cash and marketable securities	(7)	29	(78)	283

     Net capital expenditures on tangible fixed assets for the nine months ended December 31, 2002 include the purchase of one Boeing 747-400 (final payment), two Fokker 70 aircraft and down payments on Boeing 747-400ER freighters, Boeing 777-200’s, Boeing 737-700/800’s and Airbus 330-200’s.

CONSOLIDATED BALANCE SHEET

	December 31, 2002		March 31, 2002

	(in millions of euros)
Fixed assets
Intangible fixed assets	64		56
Tangible fixed assets	5,257		5,104
Financial fixed assets	1,282		1,364

		6,603		6,524
Current assets
Operating supplies	229		257
Accounts receivable	1,090		1,233
Cash and marketable securities	951		1,029

	2,270		2,519
Current liabilities	2,228		2,092

Current assets less current liabilities		42		427

Assets less current liabilities		6,645		6,951

Long-term debt
Subordinated perpetual debt	567		591
Other long-term debt	3,575		3,826

		4,142		4,417
Provisions		289		277
Deferred credits		270		265
Group equity		1,944		1,992

		6,645		6,951

     Other long-term debt decreased because amounts falling due within one year are transferred to current liabilities. Furthermore, Other long-term debt decreased as a consequence of exchange rate differences on USD denominated liabilities, which are off set by corresponding effects included in fixed assets.

CHANGES IN STOCKHOLDERS’ EQUITY

	2002	2001

	(in millions of euros)
Balance at March 31	1,992	2,061
Changes in accounting policies	—	71
Distribution 2001/02 to shareholders	(11)	—
Allocation from net income	31	(48)
Exchange rate differences/other	(69)	(48)

Balance at December 31	1,943	2,036

     Movements with respect to exchange rate differences/other mainly relate to exchange rate differences arising on the translation of KLM’s share in equity and results of foreign holdings and the valuation of derivatives under SFAS 133/138.

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

	Three months ended			Nine months ended
	December 31			December 31

	2002	2001	%Change	2002	2001	%Change

	(in millions of euros)
Operating revenues
Traffic revenues:
Passenger*	1,011	946	7	3,306	3,294	0
Cargo	272	272	0	768	761	1
Leisure/low cost**	112	98	14	482	467	3

Total traffic revenues	1,395	1,316	6	4,556	4,522	1
Engineering & Maintenance revenues	227	220	3	680	679	0
Other revenues	96	82	17	323	288	12
Elimination internal revenues	(142)	(146)	n.m	(451)	(448)	n.m

Total operating revenues	1,576	1,472	7	5,108	5,041	1

	Three months ended			Nine months ended
	December 31			December 31

	2002	2001	%Change	2002	2001	%Change

	(in millions of euros)
Operating expenses
Salaries and benefits	480	436	10	1,418	1,296	9
Hired personnel	29	24	21	81	93	(13)

Labour costs	509	460	11	1,499	1,389	8
Materials and consumables	115	120	(4)	350	358	(2)
Commercial costs	123	113	9	392	382	3
Landing fees and navigation charges	134	124	8	416	408	2
Third-party handling costs	49	60	(18)	168	178	(6)
Work by third parties	138	92	50	394	347	14
Housing, vehicles and Inventories	36	37	(3)	113	116	(3)
Commercial cooperation	35	59	(41)	90	133	(32)
Ad hoc aircraft -/ truck rentals	23	37	(38)	77	119	(35)
Other operating expenses	83	47	77	297	260	14

	1,245	1,149	8	3,796	3,690	3
Aircraft fuel	221	222	0	675	774	(13)

Operating expenses before depreciation and long term rentals	1,466	1,371	7	4,471	4,464	0
Depreciation	123	119	3	365	355	3
Operational aircraft lease expenses	42	51	(18)	129	170	(24)
Long term property rentals	8	7	14	24	22	9

Depreciation and long term rentals	173	177	(2)	518	547	(5)
Total operating expenses	1,639	1,548	6	4,989	5,011	0

•	Salaries and benefits showed a year-on-year increase of 10%, which is the effect of general wage increases, an one-off salary payment of 2.75% in December 2002 (as a result of the newly concluded collective labour agreement), lower surplus refunds from KLM’s pension funds and higher pre-pension charges.

•	Work by third parties increased by 50% as a result of a general trend in the outsourcing of several activities.

•	Ad hoc aircraft/truck rentals and operational aircraft lease expenses decreased significantly as a result of the insourcing of capacity from regional partners and Martinair.

•	Other operating expenses increased by 77%, amongst others due to the fact that the prior year operating expenses included the positive effect of the government compensation of EUR 27 million in respect of the September 11, 2001 events.

*	KLM, KLM Cityhopper and KLM Cityhopper uk ltd.

**	Transavia (including BASIQ AIR) and buzz

AIRLINE OPERATING DATA

	Three months ended			Nine months ended
	December 31			December 31

	2002	2001	%Change	2002	2001	%Change

KLM*
Traffic (in millions of RTKs)	2,578	2,355	9	7,680	7,510	2
Capacity (in millions of ATKs)	3,311	3,104	7	9,749	9,846	(1)
Load factor (%)	77.9	75.9		78.8	76.3
Break-even load factor (%)	80.0	77.7	3	77.3	75.7	2
Yield per RTK (in cents)	49.7	51.7	(4)	53.0	54.0	(2)
Excluding currency effects			0			1
Unit revenues per ATK (in cents)	38.7	39.2	(1)	41.7	41.2	1
Excluding currency effects			2			5
Unit costs per ATK (in cents)	39.8	40.2	(1)	41.0	40.9	0
Excluding fuel price effects			(1)			1
Excluding currency effects			2			3
Excluding fuel price and currency effects			2			3
Margin per ATK (in cents)	(1.1)	(1.0)		0.7	0.3
Passenger Business
Traffic (in millions of RPKs)	14,722	12,843	15	45,379	44,934	1
Capacity (in millions of ASKs)	19,063	17,453	9	56,552	57,184	(1)
Passenger load factor (%)	77.2	73.6		80.2	78.6
Yield per RPK (in cents)	6.9	7.4	(7)	7.3	7.3	(1)
Excluding currency effects			(4)			2
Unit revenues per ASK (in cents)	5.3	5.4	(2)	5.8	5.8	1
Excluding currency effects			1			4
Cargo Business
Traffic (in millions of RTFKs)	1,099	1,065	3	3,150	3,023	4
Capacity (in millions of ATFKs)	1,512	1,467	3	4,377	4,414	(1)
Cargo load factor (%)	72.7	72.6		72.0	68.5
Yield per RTFK (in cents)	24.7	25.5	(3)	24.3	25.2	(3)
Excluding currency effects			1			0
Unit revenues per ATFK (in cents)	18.0	18.5	(3)	17.5	17.2	2
Excluding currency effects			2			6
KLM Group**/***
Traffic (in millions of RPKs)	16,708	14,488	15	53,572	52,136	3
Capacity (in millions of ASKs)	21,823	19,811	10	67,257	67,282	0
Passenger load factor	76.6	73.1		79.7	77.5

*	Operating data of KLM, KLM Cityhopper and KLM Cityhopper uk ltd.; prior-year figures have been restated for comparative purposes; unit revenues and unit costs before joint venture settlements.

**	KLM Group: KLM, KLM Cityhopper, KLM Cityhopper uk ltd., KLM uk (buzz) and Transavia (including BASIQ AIR).

***	First Quarter and Second Quarter figures for 2002/03 have been restated.

AIRLINE OPERATING DATA
Traffic and capacity figures by route area*

	Traffic (RTK)		Capacity (ATK)		Load factor (%)

	2002	% growth	2002	% growth	2002	2001

	(in millions of ton-kilometers)
Three months ended December 31
Asia Pacific	859	6	1,011	2	85.1	81.9
North Atlantic	671	14	859	13	78.1	77.0
Central and South Atlantic	321	(1)	432	(1)	74.2	74.3
Africa	292	24	381	23	76.6	75.6
Europe	248	16	374	8	66.3	61.8
Middle East/South Asia	187	4	254	(1)	73.6	70.4
Total KLM	2,578	9	3,311	7	77.9	75.9

Nine months ended December 31
Asia Pacific	2,555	4	2,979	(2)	85.8	80.3
North Atlantic	1,930	(6)	2,400	(7)	80.4	79.4
Central and South Atlantic	956	(3)	1,330	(1)	71.9	73.1
Africa	839	21	1,076	18	78.0	76.3
Europe	812	13	1,174	6	69.1	64.9
Middle East/South Asia	588	(3)	790	(7)	74.4	71.3
Total KLM	7,680	2	9,749	(1)	78.8	76.3

SUMMARY STATISTICS
(Nine months ended December 31, 2002 compared to last year)

*	KLM, KLM Cityhopper and KLM Cityhopper uk ltd, prior-year figures have been restated for comparative purposes

**	Operating income as a percentage of operating revenues (group)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: January 24, 2003	By:	/s/ R.A. Ruijter Name: R.A. Ruijter Title: Managing Director & CFO

	By:	/s/ H.E. Kuipéri Name: H.E. Kuipéri Title: Senior Vice President & General Secretary